                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT


ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation,
            52nd Floor, 40 King St. West,
            Toronto, ON   M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGE
            The material change will be effective June 1, 2004.

ITEM 3.     NEWS RELEASE
            News release was issued by Kinross in Toronto on May 20, 2004 with respect to the material change and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGE
            Kinross Gold Corporation announced the appointment of Lars-Eric Johansson as Executive Vice President and Chief Financial Officer effective June 1, 2004 following the resignation of Brian W. Penny, Vice President, Finance and Chief Financial Officer.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE
            See attached press release dated May 20, 2004.

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

ITEM 9.     DATE OF REPORT
            May 20, 2004.


                                         KINROSS GOLD CORPORATION


                                         PER: /s/ Shelley M. Riley
                                              --------------------
                                         Shelley M. Riley
                                         Corporate Secretary

                                                                   PRESS RELEASE


                            KINROSS ANNOUNCES NEW CFO

MAY 20, 2004...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announces the appointment of Lars-Eric Johansson as Executive Vice President and Chief Financial Officer of Kinross effective June 1, 2004.

Mr. Johansson was formerly Executive Vice President and Chief Financial Officer of Noranda Inc. of Toronto. Prior to Noranda, he was Senior Vice President and Chief Financial Officer with Falconbridge, and he has over thirty years experience in the natural resource sector. Mr. Johansson holds a Masters of Business Administration Degree from the Gothenburn School of Economics, Gothenburn Sweden, with specialties in Accounting and Finance.

This appointment follows the resignation of Brian Penny who was Vice President Finance and Chief Financial Officer. Brian is leaving for personal reasons, and we wish him well in all his future endeavours. During Brian's eleven years with Kinross, the Company has grown from a production profile of 25,000 ounces of gold annually, to over 1.6 million ounces of gold produced in 2003. With thirteen producing properties and a large pipeline of projects under development, Kinross is now one of the largest gold producers in the world.



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For additional information, e-mail INFO@KINROSS.COM or contact:

ROBERT M. BUCHAN              CHRISTOPHER T. HILL            TRACEY M. THOM
PRESIDENT AND                  VICE PRESIDENT                MANAGER
CHIEF EXECUTIVE OFFICER        INVESTOR RELATIONS            INVESTOR RELATIONS
Tel. (416) 365-5650           Tel.  (416) 365-7254           Tel. (416) 365-1362